
FLORASCENTIALS, INC.

UNSECURED CONVERTIBLE PROMISSORY NOTE


Principal amount of note: $ $[AMOUNT]

Date of note: [EFFECTIVE DATE]

Discount Rate = 80%
Interest Rate = 8%
Valuation Cap = $3,000,000
Maturity Date = October 15, 2022

For value received, FloraScentials, Inc., a Delaware corporation (the "***Company***"), promises to pay to the order of [ENTITY NAME], or its permitted assigns ("***Holder***"), (i) the principal sum of $$[AMOUNT] ("***Principal Amount***") together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below.

This convertible promissory note (this "***Note***") is one of a series of convertible promissory notes (the "***Notes***") in the aggregate principal amount of at least $50,000 and not more than $250,000 issued by the Company on substantially the same terms. The Note is an unsecured obligation of the Company.

1.   **Repayment**. Unless otherwise converted or repaid as provided herein, all outstanding Principal Amount together with the unpaid and accrued amounts payable hereunder shall be due and payable on the date repayment by the Holder is demanded which may be any day on or after the earliest of (i) October 15, 2022, (ii) the occurrence of an Event of Default (as described in Section 7 below), or (iii) the occurrence of a Liquidation Event (the earliest date of which being the "***Maturity Date***"). For purposes of this Note, "***Liquidation Event***" means (i) any event under which (A) any person alone or persons acting as a group acquires all or substantially all of the assets of the Company by sale, exclusive license or otherwise, or (B) any person alone or persons acting as a group by merger, consolidation or otherwise shall become the beneficial owner(s) of greater than an aggregate of 50% of the Company's outstanding voting equity interests (other than in connection with a Qualified Financing (as defined below) or Non-Qualified Financing (as defined below)), (ii) any dissolution or winding-up of the Company, or (iii) the Company's first underwritten public offering of its securities under the Act. Notwithstanding the foregoing, a transaction shall not constitute a Liquidation Event if its purpose is to (A) change the jurisdiction of the Company's incorporation, (B) create a holding company that will be owned in substantially the same proportions by the persons who hold the Company's securities immediately before such transaction, or (C) obtain funding for the Company in a financing that is approved by the Company's Board of Directors.

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2.   **Interest Rate**. The Company promises to pay simple interest on the outstanding Principal Amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 8% per annum.

3.   **Conversion**.

(a)   If the Company issues and sells shares of its Equity Securities (as defined below) to investors (the "***Qualified Financing Investors***") for the purposes of raising capital on or before the date of the repayment in full of this Note in an equity financing or series of related financings that result in gross proceeds to the Company of at least $1 million (excluding conversion of this Note and any other indebtedness or any other convertible securities), or such lesser amoung as may be approved by the Majority Holders (defined below) (a "***Qualified Financing***"), then the Company will give the Holder at least ten days prior written notice of the anticipated closing date of such Qualified Financing, and the outstanding Principal Amount and any unpaid accrued interest of this Note will automatically be converted into such Equity Securities as sold in the Qualified Financing or Non-Qualified Financing (as defined below), as applicable, at a conversion price (the "***Conversion Price***") equal to the lesser of (i) the price obtained by dividing $3 million by the Company's Fully-Diluted Capitalization (as defined below) ("***Conversion Cap Price***") as of immediately prior to the Qualified Financing or Non-Qualified Financing, as applicable, or (ii) 80% of the lowest price per unit paid by cash purchasers in the Qualified Financing or Non-Qualified Financing, as applicable, and otherwise on the same terms and conditions as given to the Qualified Financing Investors. For purposes of this Note, "***Equity Securities***" means the Company's preferred equity interests or any securities (other than convertible indebtedness) conferring the right to purchase the Company's capital stock or securities convertible into, or exchangeable for (with or without additional consideration), the Company's preferred capital stock, in each case issued in Qualified Financing or Non-Qualified Financing, as applicable, except that such defined term shall not include any security (x) granted, issued or sold by the Company to any employee, consultant or advisor in such capacity whether in connection with an equity incentive plan adopted by the Company, (y) issued upon the conversion or exercise of any option or warrant granted by the Company, or (z) issued in connection with a strategic or commercial transaction undertaken by the Company. Upon such conversion of this Note in accordance with this Section 3(a), the Holder hereby agrees to execute and deliver to the Company all transaction documents related to the Qualified Financing as the Company shall request. For purposes of this Note, "***Fully-Diluted Capitalization***" means all of the Company's issued and outstanding capital stock (on an as converted to common stock basis) assuming (i) the full conversion of all convertible securities then outstanding into the Company's common stock (excluding conversion of this Note and any other indebtedness) and (ii) the exercise of all outstanding options, warrants and other exercisable securities.

(b)   If the Company issues and sells shares of its Equity Securities to investors (the "***Non-Qualified Financing Investors***") for the purpose of raising capital on or before the date of the repayment in full of this Note in any equity financing that is not a Qualified Financing (a "***Non-Qualified Financing***"), then the Company will give the Holder at least ten days prior written notice of the anticipated closing date of such Non-Qualified Financing and the Majority Holders may elect to convert all, but not less than all, of the outstanding Principal Amount and any unpaid accrued interest of the Notes into such Equity Securities at a conversion price equal to the Conversion Price and otherwise on the same terms and conditions as given to the Non-Qualified Financing Investors. To exercise the option to convert the Notes under this Section 3(b), the Majority Holders must notify the Company and the Holder of the Majority Holders' election to so convert at least five days prior to the anticipated closing date of the Non-Qualified Financing. Upon such conversion of this Note in accordance with this Section 3(b), the Holder hereby agrees to execute and deliver to the Company all transaction documents related to the Non-Qualified Financing as the Company shall request.

(c) If the Company consummates a Liquidation Event prior to the conversion or repayment in full of this Note, (i) the Company will give the Holder at least ten days prior written notice of the anticipated closing date of such Liquidation Event, and (ii) the Majority Holders may either (x) elect to convert all, but not less than all, of the Principal Amount and any unpaid accrued interest of the Notes into the Company's most senior equity interests at the Conversion Cap Price as of immediately prior to the Liquidation Event or (y) elect to be paid an amount equal to the Principal Amount of the Notes plus all accrued and unpaid interest. To exercise the option to convert the Notes under this Section 3(c), the Majority Holders must notify the Company of their election to so convert at least five days prior to the anticipated closing date of the Liquidation Event, and if such election is not made, the Majority Holders shall be deemed to have converted the Notes to under Section 3(c)(ii)(x).

(d) If, after aggregation, the conversion of this Note would result in the issuance of a fractional security, the number of securities issued shall be rounded up to the nearest full security. Upon conversion of this Note, the Company will be forever released from all of its obligations and liabilities under this Note with regard to that portion of the Principal Amount and accrued interest being converted including without limitation the obligation to pay such portion of the Principal Amount and accrued interest.

4. **Maturity**. If this Note has not been previously converted or been repaid under Section 3 above prior to the Maturity Date, then, at any time on or after the Maturity Date, the Majority Holders may, so long as the Note has not been repaid in full, elect to convert the outstanding Principal Amount and any unpaid accrued interest of the Notes into the Company's most senior equity interests at a conversion price equal to the Conversion Cap Price. Majority Holders will (on behalf of every Holder) execute a counterpart to the Company's various agreements with its stockholders related to the holding of the Company's capital stock issued upon such conversion as may be applicable to Holders' interest and that are in effect at the time of such conversion and shall be bound by the terms thereof.

5. **Expenses**. Should an Event of Default hereunder occur, the Company shall pay all reasonable attorneys' fees and court costs incurred by Majority Holders in enforcing and collecting this Note.

6. **Prepayment**. The Company may not prepay this Note (including accrued interest), in whole or in part, prior to the Maturity Date without the consent of the Majority Holders.

7. **Default**. If there shall be any Event of Default (as defined below) hereunder, at the option and upon the declaration of the Holder and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under Section 7(c), 7(d) or 7(e)), this Note shall accelerate and the unpaid Principal Amount and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an "*Event of Default*":

(a) The Company fails to pay timely any of the Principal Amount due under this Note on the date the same becomes due and payable or any accrued interest or other amounts due under this Note on the date the same becomes due and payable;

(b) The Company shall default in its performance of any material covenant under the this Note, and such default is not cured by the Company within 30 days after written notice thereof is given to the Company by the Holder;

(c) The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now

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or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing;

       (d)   An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 90 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company; or

       (e)   A liquidation, termination of existence or dissolution of the Company.

       8.   **Waiver**. The Company hereby waives demand, notice, presentment, protest and notice of dishonor of this Note.

       9.   **Pari Passu Notes**. The Holder acknowledges and agrees that the payment of all or any portion of the outstanding Principal Amount of this Note and all interest hereon shall be pari passu in right of payment to the other convertible promissory notes of the Company (including the Notes). If the Holder receives payments in excess of its pro rata share of the Company's payments to the holders of all of the Notes, then the Holder shall hold in trust all such excess payments for the benefit of the holders of the other Notes and shall pay such amounts held in trust to such other holders upon demand by such holders.

       10.   **Notices**. All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be in writing and faxed, emailed, mailed or delivered to each party as follows: (i) if to the Holder, at the Holder's address, email address or facsimile number set forth in on the signature page hereto, or at such other address, email address or facsimile number as the Holder shall have furnished the Company in writing, or (ii) if to the Company, at the Company's address, email address or facsimile number set forth on the signature page hereto, or at such other address, email address or facsimile number as the Company shall have furnished to the Holder in writing. All such notices and communications will be deemed effectively given the earliest of (i) when received, (ii) when delivered personally, (iii) one business day after being delivered by facsimile or email (with receipt of appropriate confirmation), (iv) one business day after being deposited with an overnight courier service of recognized standing or (v) three (3) days after being deposited in the U.S. mail, first class with postage prepaid.

       11.   **Governing Law; Jurisdiction; Venue**. This Note shall be governed by and construed under the internal laws of the State of Delaware without giving effect to conflicts of laws principles. In any action between the parties arising out of or relating to this Note or any of the transactions contemplated by this agreement: (i) each party irrevocably and unconditionally consents and submits to the jurisdiction and venue of the courts located in St. Louis County, Missouri and the United States District Court for the Eastern District of Missouri, (ii) each party irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, and (iii) each party irrevocably waives any and all rights to a trial by jury in any legal proceeding arising out of or related to this agreement or the transactions contemplated hereby. The prevailing party in any litigation in connection with this agreement may recover reasonable attorneys' fees and litigation costs incurred in prosecuting or defending such litigation from the nonprevailing party.

       12.   **Modification; Waiver**. Any term of this Note may be amended or waived with the written consent of the Company and the Holder. In addition, any term of this Note may be amended or waived with the written consent of the Company and the holders of a majority of the outstanding principal of all outstanding Notes (the "*Majority Holders*"). Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the holders of all of the Notes and the Company shall promptly give written notice thereof to the Holder if the Holder has not previously consented to such amendment or waiver in writing

13. **Powers and Remedies Cumulative; Delay or Omission Not Waiver of Default**. No right or remedy herein conferred upon or reserved to the Holder is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy. No delay or omission of the Holder to exercise any right or power accruing upon any Event of Default occurring and continuing as aforesaid shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or an acquiescence therein; and every power and remedy given by this Note or by law may be exercised from time to time, and as often as shall be deemed expedient, by the Holder.

14. **Transfer Rights**. The Holder may not transfer this Note to a third party without the prior written consent of the Company; *provided, however*, that the Holder shall have the right to transfer and assign this Note without any consent of the Company to a Permitted Transferee (as defined below). Each new Note issued upon any transfer of this Note shall bear a legend as to the applicable restrictions on transferability to ensure compliance with the Act, unless in the opinion of counsel for the Company such legend is not required to ensure compliance with the Act. The Company may issue stop transfer instructions to its transfer agent, if any, in connection with such restrictions. Subject to the foregoing, transfers of this Note shall be registered upon registration books maintained for such purpose by or on behalf of the Company. Prior to presentation of this Note for registration of transfer, the Company shall treat the registered holder hereof as the owner and holder of this Note for the purpose of receiving all payments of Principal Amount and interest hereon and for all other purposes whatsoever, whether or not this Note shall be overdue and the Company shall not be affected by notice to the contrary. For purpose of this Note "*Permitted Transferee*" means, as to any Holder, any of the following: (i) if a natural person, his/her ancestors, descendants, siblings, or spouse, any executor or administrator of his/her estate, or to a custodian, trustee (including a trustee of a voting trust), executor, or other fiduciary primarily for the account of such Holder or his/her ancestors, descendants, siblings, or spouse, whether step, in-law or adopted, and, in the case of any such trust or fiduciary, to the Holder who transferred this Note to such trust or fiduciary, but only with respect to transfers made for bona fide estate planning purposes, either during his/her lifetime or on death by will or intestacy; (ii) with respect to any Holder which is an entity, (A) the then existing members, shareholders or other investors in the Holder in connection with the dissolution or winding-up of the Holder, or (B) any Person in connection with any consolidation or reorganization of the Holder directly or indirectly with or into one or more other investment vehicles; or (iii) any affiliate of the Holder (other than any investment portfolio company of the Holder that is an affiliate) which controls, is controlled by or is under common control with the Holder.

15. **Assignment by the Issuer**. Neither this Note nor any of the rights, interests or obligations hereunder may be assigned, in whole or in part, by the Company, without the prior written consent of the Holder.

16. **Successors and Assigns**. Subject to the restrictions on transfer provided herein, the rights and obligations of the Company and the Holder shall be binding upon and benefit the respective successors, assigns, heirs, administrators and transferees of the Company or the Holder, as applicable.

17. **Stockholders, Officers and Directors Not Liable.** In no event shall any stockholder, officer or director of the Company be liable for any amounts due or payable pursuant to this Note.

74555351.4

[Remainder of Page Intentionally Left Blank; Signature page follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [INVESTMENT DATE]   .

Investment Amount: $[AMOUNT]

COMPANY:

FloraScentials, Inc.

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME]

Investor Signature

By: By:

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited